FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Opening Presentation by Sergio Rial, Country Head Brazil

Item 1

Helping people and businesses prosper Sergio Rial Country Head Brazil

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents Key takeaways 4 Brazilian market and outlook 1 Delivering our strategic targets ahead of plan 2 Positioned to capture further growth opportunities 3

3 1 Brazilian market and outlook

4 2015 2016 2017E 2018E 2019E - 3.8 - 3.6 0.7 2.4 2.5 Solid fundamentals reflect favorable economic outlook… Positive economic momentum Inflation (IPCA %) Int. Rate ( Selic %) Exch. Rate (R$ / US$) GDP ( growth %) 8.5 3.0 4.2 2017E Average 2015 - 2016 Average 2018 - 2019E 14.0 7.0 7.5 3.58 3.16 3.33 ▪ Medium - to - long term fiscal adjustments ▪ Structural reform agenda ▪ Monetary policy in the right direction : Single digit interest rates as inflation is below central bank target ▪ 2018 general elections ▪ Investments (infrastructure) and growth (agro, manufacturing, consumption) Outlook Source : Banco Central do Brasil, IBGE. Projections Focus research ( 09/29/2017 )

5 - 7% 16% 2Q'16 2Q'17 4.3% 3.7% Concentrated Deposits ~74% ~76% Well capitalised BIS Ratio 16.8% Well funded Loans / deposits 103% Improving RoE Declining cost of credit risk Positive earnings growth Five largest banks …and financial sector metrics keep improving Loans 2Q’16 2Q’17 - 7% 2Q'16 2Q'17 17% 19% 2Q’16 2Q’17 Largest private banks Source: Central Bank of Brazil. Data as of 2Q’17, in BR GAAP criteria. (1) Santander, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal (2) Santander, Bradesco and Itaú Unibanco 1 2 (YoY)

6 2 Delivering our strategic targets ahead of plan

7 Commercial thrust Stronger brand equity Leading in some areas Closing the gap vs. peers I nnovation Integrated offer 2015 2016 2017 Retail franchises ’ repositioning Commercial transformation Profitability and growth Focus on profitable growth underpinned by highly engaged employees Current strategy has already yielded higher results Commercial drive Higher profitability Largest plan for financial inclusion Loyalty through better experience People Customers Shareholders Communities To be the best retail and commercial bank, earning the lasting loyalty of our…

8 Focus on Customer Needs 2017 Santander Way Cards App Consumer Finance App New internet banking and mobile for individuals Re - engineered credit process end - to - end New mortgage App Digital Account Opening Main Deliveries (1) IBOPE research 2016 (2) Customer satisfaction tracking methodology Building lasting relationships with our customers… 2016 2017 More loyal… …more digital… …and more satisfied customers CAGR 3.0 3.4 3.8 1H'15 1H'16 1H'17 Net Promoter Score High Middle & Low 13% Loyal customers (MM) 1 st choice For customers w ith income… …we are 2 nd choice 7.4 +34% YoY MM in June ‘17 1 2

9 74 118 22 276 398 108 (406) 60 2Q'14 2Q'15 2Q'16 2Q'17 Peers 2014 2015 2016 1H'17 41.6 40.0 39.5 35.3 Steady growth reflected in a consistently higher RoE … …with a robust balance sheet 2014 2015 2016 1H'17 8 9 17 20 Note: Peers included are Itaú and Bradesco (1) Brazilian GAAP (2) >90 days ... boosting our profitability through revenue diversification and disciplined risk culture… NPL ratio (%) Fees + Commissions growth (YoY; %) Efficiency (%) Peers Peers RoE Growth (bps) Earnings growth (%) 1H’17 33 15 Peers Santander 1 1,2 1 4.1 3.2 3.2 2.9 3.6 3.7 4.6 4.4 Jun.14 Jun.15 Jun.16 Jun.17 15.2 13.0 14.0 14.3 12.7 13.3 13.5 13.7 2014 2015 2016 1H.17 2014 2015 2016 1H‘17 Common Equity Tier I (%) Jun '14 Jun '17 1 Jun '15 Jun '16

People Communities

…while implementing sustainable initiatives for our people and local communities

Engaged teams are the key to our success

We are **46,208** employees

86% of employees are engaged[1]

93% of employees feel proud to work for Santander[1]

87% intend to continue working for Santander

GREAT PLACE TO WORK®

One of the best companies to work for

Academia Santander

A new concept of training

Supporting our local community

Prospera Santander Microcrédito	Santander Universidades	Social and environmental financing
R$338MM[2]	7.7k[3] Scholarships granted[4]	~R$2.0Bn[5]

Source: Santander Global (conducted by Hay Group) (1) Proud to be part of Santander and are willing to give their best (2) 2Q'17 Loan portfolio (3) Since 2015 (4) National and International (5) 2Q'17 Sustainability projects loan portfolio

Santander 10 GROUP STRATEGY UPDATE

11 3 Positioned to capture further growth opportunities

12 A unique business model with a clear - cut growth plan Sustainable profitability and growth acceleration in a positive economic cycle Commercial model Focused on customer experience Further revenue growth Innovative and integrated business portfolio Leading strategies Differentiated solutions Part of Santander Group Leverage synergic opportunities

13 Higher transaction volume Re - engineering the bank levers up our customer dynamics… Expanded retail: 65 % of our PBT vs. 42% two years ago… Opportunity to improve customers ‘ experience … …is driving profitability up faster than expected …and with room to improve further ~25% 2017 Individuals’ share of wallet Credit end - to - end ~32% 2020 Customer re - segmentation & pricing Total revenues (YoY) 18% 5 % Peers Proactive risk management Cost of credit risk 3.2% 3.9% Peers Innovative solutions Stars in app stores 3.0 4.5 Peers Loyal customers 2014 2017 2x 7% 14% (1) Expanded retail includes SME and Consumer Finance (2) 1H’17 local criteria (3) Average of private peers (4) 2Q’17 local criteria (5) by September 2017 2 4 5 1 3 3 3

14 Santander Ecosystem Cards 14.5% +160bps Agribusiness 7.5% +373bps Payroll Loans 10.6% +90bps Acquiring 11.4% + 250bps Consumer Finance Wholesale Banking Integrated portfolio SME’s 8.7% + 80bps Super Digital 1.0MM +484k Delivering sustainable PBT g rowth ahead Market Share (YoY) 2Q’17 (1) In total turnover (2) Credit portfolio (3) Total customers (4) Credit turnover (5) Corporate credit portfolio …and enhances profitable opportunities thanks to our integrated portfolio … 1 2 3 4 5 ~ 240MM p age views/month +21MM unique visitors/ month

15 Consumer Finance Wholesale Banking 1 st in ECM in Brazil and Latam 1 st in Project Finance for the 8 th year 1 st in FX Ranking +62% 21.7% Disruptive digital platform Increase loyalty through cash management, trade, supply financing and acquiring business Double digit PBT growth in 2018 Expansion in consumer goods and services segment Auto Loans 1H’17 market share Unique simulations YTD growth +320 bps YoY …while also strengthening our leading businesses (1) Fully Marketed. Dealogic,1H‘17 (2) ANBIMA, 2016 (3) BACEN, Jun ‘17 1 2 3

16 Consumer Finance Pricing models according to customer’s risk profile Pioneer in local market GCB Integrated customer coverage across Group’s geographies SMEs Development , internationalisation & personnel management Super Digital Digital experience to expand bancarisation Latam B eing part of an International Group allows us to create synergies Collaboration supports better efficiency and customer experience Available in 15 countries +1MM customers (+ 484k 2Q’17 YoY )

Sustainable profitability in a low real interest rates environment

More transactions

Loyal Customers

Less capital intensive
Wholesale / retail offer

Profitable market share gains

Assets and Liability

Strengthening leadership
Completing our offer

Innovative solutions

Digital & Disruptive Bank

Re-inventing how business is done

Industrial approach

Operating Leverage

Efficiency gains
IT/Op as part of our front office


RoTE
(%)
13
14
16
~17
2014
2015/16
(recession)
1H'17
2018

Consistently improving RoTE

Santander
17
GROUP STRATEGY UPDATE

18 4 Key takeaways

19 People Great Place to Work bank ranking Shareholders NPL ratio RoTE C/I ratio Communities Number of scholarships 2016 - 2018 (k) Number of micro credit 2016 - 2018 (k) Customers Retail loyal customers (MM) Loyal SMEs and Corporates (MM) Digital customers (MM) Customer service quality (rank) Fee income (YoY) 2018 Top 3 ~Peers ~17% 37% 10.7 478 4.03 0.52 9.2 3 rd > 10% 2016 3.4% 13.8% 40% 2.9 225.8 3.3 0.4 6.4 2 nd 16.9% 2015 - 3.2% 14.1% 40% 3.0 211.4 2.9 0.3 4.4 4 th 9.1% Note: Group criteria (1) CAGR 2018/2015 (2) BR GAAP 1H’17 2.9% 16.4% 35% 1 .7 129.6 3.4 0.4 7.4 2 nd 20.4% We are delivering ahead of plan on our commitments 2 1 x x

20 • We are committed to delivering higher RoE , powered by a clearly - defined business strategy, boosted by organic growth and disciplined capital deployment • The business has delivered a high level of resilience , consistency and growth thrust in a very tough macro environment • The recurring improvement of our results reflects our commitment to building a strong customer - centric banking model - in our view sustainable going forward • Focus on: reducing unnecessary complexity, increasing s ervice quality, pricing intelligently in a consistent manner, actively managing capital profitability and adherence to rigorous risk and cost control policies

21 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer